Follow-Up Materials



06014995

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME International Northair Mines Ltd

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

JUL 11 2006

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 305

FISCAL YEAR 2-28-06

- *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/11/06

82-305



INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

ARIS
2-28-06


SEC MAIL PROCESSING
RECEIVED
JUL 05 2006
WASH, D.C.
161
SECTION

2006 ANNUAL REPORT

INTERNATIONAL NORTHAIR MINES LTD.

A NORTHAIR GROUP COMPANY

Letter to the Shareholders

During the past fiscal year, the Company maintained its Mexican exploration focus with an increased emphasis on the generative exploration program. This generative program was successful in recently identifying and acquiring the El Reventon Project in Durango. It is anticipated that our increased activity level will result in further acquisitions.

El Reventon sampling has initially returned some very encouraging silver values from the El Reventon breccia. Although the known surface expression of the breccia zone is restricted, the geological environment is such that a deposit of some size is possible. Further work, which will most likely include a surface geophysical program over the breccia, is warranted. Exploration of the remainder of the property is currently underway to evaluate other mineral occurrences and to investigate a number of stream sediment anomalies.

At the Sierra Rosario Project in Sinaloa, Sparton Resources Inc., who has an option to earn a 51% interest in the property from the Company, has conducted an active exploration program. Early in 2006, the concession size was enlarged and a surface drill program was recently completed on the La Josca Zone. It is hoped that drilling will be initiated on the San Raphael Zone later in the year.

Regarding the other properties in our portfolio, the El Tesoro concessions were leased to Minera San Valentin, who will attempt to mine material from the known zones. The lease income, although not large, will help to fund other exploration. The Las Moras and La Joya projects were dropped to make better use of the Company's funds for the generative program.

The Company will maintain its philosophy of conducting an aggressive generative exploration program with a cautious use of treasury funds. Joint venturing of newly acquired projects to mitigate risk will also remain a part of the Company's mandate.

In closing, I wish to assure all shareholders that we continue in our endeavours to increase shareholder value.

On behalf of the Board of Directors,

INTERNATIONAL NORTHAIR MINES LTD.



Frederic G. Hewett, *P.Eng.*
President & C.E.O.
June 21, 2006

EXPLORATION OVERVIEW

The Company concentrates its exploration efforts in Mexico, where it operates through a wholly-owned subsidiary, Grupo Northair de Mexico, SA. de C.V. Mexico is known to possess one of the world's richest mineral endowments, but its potential was often ignored by many companies due to restrictions on foreign ownership. This changed during the 1990's and for the past decade the Company has evaluated over 500 properties. Our focus has been concentrated in the Sierra Madre region, where numerous significant mineral deposits occur. Northair's reconnaissance program generally focuses in less explored, yet highly prospective metallogenic provinces that we believe have a higher opportunity for significant discovery. Eleven projects have been successfully acquired and joint venture partnerships have been cemented on six with other companies including major producers. Our corporate objective remains to identify, explore and develop high grade and bulk tonnage gold, silver and base metal opportunities.


U.S.A.
Sierra Rosario
El Reventon
El Tesoro
Mexico
Sinaloa
San Lucas
Mazatlan
Gulf of Mexico
Mexico City
Acapulco
North Pacific Ocean

PROJECT DISCUSSION

El Reventon Project:

El Reventon was identified as an acquisition target by exploration staff early in 2006 as part of the Company's generative exploration program. Initial sampling reported very encouraging silver-lead-zinc mineralization from the El Reventon breccia occurrence. Further reconnaissance and sampling programs in the area also revealed the presence of a number of high grade silver-lead-zinc vein systems as well as potential for other bulk tonnage deposits. The Company has recently compiled a land position of approximately 3500 hectares through staking and the option of a 60 hectare concession. Northair can acquire a 100% interest in the optioned concession by paying US$150,000 over a four year period.

The El Reventon Project is located in the municipality of Otaez, Durango and is approximately 170 kilometres northwest of the capital city of Durango. Road access is good. El Reventon lies within the Sierra Madre Occidental geological province and a highly prospective mineral belt that includes the mines and districts of Bacis, Montoros, Metates, La Cienega and Topia. The property position controls a series of occurrences aligned along a northeast trending belt consisting of Upper Jurassic low grade metasedimentary rocks overlain by andesite and rhyolite volcanics belonging to the Inferior and Superior Super Groups intruded by numerous dykes and stocks. The Company's initial exploration has been focusing primarily on the El Reventon breccia which contains mineralization in an intensely altered andesite porphyry exposed over an area of approximately 50x70 metres. Initial reconnaissance chip sampling from the breccia averaged 164 g/t Ag, 0.81% Pb, and 1.43% Zn from significant sample lengths.

Continuous chip sampling was subsequently conducted by the Company along natural outcrops and exposures along an access road over the El Reventon breccia. A total of 44 samples were taken within the breccia along 5 sample lines, reporting an **average of 118.9 g/t silver, 0.82% lead, and 0.91% zinc.** Results from the individual sample lines are summarized in the following table:

SUMMARY

SAMPLE LINE	INTERVAL (m)	AVERAGE SILVER (G/T)	AVERAGE LEAD (%)	AVERAGE ZINC %
1	**48**	**101.6**	**0.87**	**0.75**
1A	18	98.1	0.88	2.29
1B	8	112.0	2.09	1.28
2	**52**	**166.5**	**0.73**	**0.85**
2A	15	45.6	0.35	0.55

Sample Line #1 is the most northerly of the lines, and is oriented east-northeast. Sample Line #2 ranges from 20 to 50 metres south of Sample Line #1, and is oriented north easterly. The majority of the individual samples within the lines are three metres in length. Sample Lines #1A, #1B and #2A sampled limited outcrop in the vicinity of the two major sample lines. Sample Line #1 is open to the east where covered by talus, with the last sample reporting 46.6 g/t silver, 1.48% Pb and 0.64% Zn. Sample Line #2 is open to the west, with the last sample reporting 284 g/t silver, 3.97% Pb and 0.13% Zn. Additional sampling is planned along these lines. Mechanical or hand trenching will be required.

The El Reventon breccia is a high sulfide occurrence hosted within an intensely altered andesite porphyry intruding andesite tuff and agglomerate. Outcrops of the porphyry display intense hydrothermal brecciation, with micro and macro breccia textures. The entire exposed zone has strong epithermal silica flooding and replacement within the matrix and breccia fragments. Mineralization occurs as disseminations, veining, stockworking, and aggregates of coarse pyrite, galena and sphalerite, contained within the intrusive as well as the adjacent volcanics. Company geologists believe that the El Reventon breccia could be significantly larger than currently exposed, due to extensive cover by Quaternary deposits. In addition, the depth potential is considered good.

Exploration is also currently underway to evaluate other mineral occurrences within the property position as well as investigating the source of strong silver, lead and zinc stream sediment anomalies from the southern portion of the concessions. The Company plans to aggressively explore El Reventon with programs to include geological mapping, sampling, trenching and ground geophysics. Positive results from these programs will help to define drill targets.

Sierra Rosario Project:

In April of 2002, the Company staked a concession covering the Sierra Rosario Project in the state of Sinaloa. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province approximately 40 kilometres east of Alamos, Sonora. The project was optioned to Sparton Resources Inc. in early 2004. Sparton can earn a 51% interest in the project by paying Northair $130,000 in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. To-date, the Company has received cash payments of $55,000 and 175,000 common shares of Sparton. The option agreement remains active and in good standing.

Sierra Rosario contains basement rocks of Laramide age granodiorite overlain by weakly metamorphosed andesite belonging to the Lower Volcanic Complex. These rocks are overlain by Cretaceous massive limestone and calcareous sandstone, and younger rhyolite ignimbrite belonging to the Upper Volcanic Complex. Intrusive rocks consisting of intermediate porphyry dikes and a large intensely altered rhyolite porphyry are also exposed. Northair's exploration staff discovered multiple zones of gold and silver mineralization during preliminary exploration programs. Some of these zones have small scale mine workings and there are over 100 pits within the alluvium where gambusinos have mined gold.

Northair's field programs concentrated primarily in the San Rafael Zone which contains strong epithermal silver with gold mineralization within an intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling by Northair within the San Rafael Zone returned an average of 181 g/t silver and 0.321 g/t gold from 23 chip channel samples.



Sparton's ongoing field program has confirmed Northair's exploration results, and indicated that Sierra Rosario contains numerous mineralized zones. In the fall of 2005, Sparton completed a sampling, geological mapping and geophysical survey program on the property. Each of the three separate zones of mineralization explored by Sparton, referred to as La Josca, Las Tahunas and San Rafael, are areas of historical production from small underground and open cut excavations. The La Josca and Las Tahunas zones of mineralization, which contain free gold, are at least partly responsible for the widespread placer gold occurrences in the southern portion of the property.

The work initially completed by Sparton involved electrical and magnetic geophysical surveys to systematically cover these areas as well as detailed soil sampling along the zones to extend them through overburden covered areas. The program involved the collection of 565 soil and stream sediment samples, 60 rock and chip samples and approximately 20 line kms of geophysical surveys. The geophysical data and analytical results confirm the presence of high grade gold, base metal and silver mineralization in the three key areas of the property. The magnetic and electrical surveys have established distinct geophysical signatures for the mineralization in each area: San Rafael (northern), Las Tahunas (central), and La Josca (southern).

The San Rafael Zone is the principal target area on the property and the geophysical work, in particular the magnetic survey, delineated a well defined magnetic anomaly associated with the San Rafael rhyolite porphyry body and also located a similar anomaly which is covered by upper volcanic series tuffs and may represent a new buried intrusion. Both skarn and structurally controlled mineralization containing barite, copper, gold, and silver are present in the area and values of up to 7.28% Cu and 13 g/t gold were obtained from samples taken from boulders in a gully below an old mine dump. Strong base/precious metal mineralization is located in a shear fracture zone east of the main rhyolite intrusive as well as in fault zones associated with rhyolite dykes in limestone on the east side of the property where there is a large multi element soil anomaly. Drilling later in the year will be needed to evaluate these various mineralized zones.

Work at the La Josca Zone succeeded in extending this mineralized zone to over 1.1 km in strike length. The zone is characterized by a wide pyritic gossan zone with strong silicification and quartz veining and widths from 8 to 30 meters. A moderate VLF anomaly is associated with the central 400 meter long section of the zone and is coincident with a strong gold in soil geochemical anomaly (values over 400 ppb). The mineralization contains up to 1.8 % copper in grab samples, and gold values from the current program taken from grab samples of boulders along the mineralized trend range from 1.0 g/t up to 16.4 g/t gold.

The soil sampling and geophysical surveys over the Las Tahunas Zone disclosed a distinct electrical (VLF) anomaly approximately 200m long. It is located along strike with mineralization found in a trench near high grade (up to 33g/t gold) mineralization from boulders associated with the old mine workings.

After reviewing the results of this exploration program, the Company and Sparton filed an application to increase the size of the claim holdings by 590 hectares to 1,090 hectares. The new claim area will cover the extensions of the San Rafael Zone indicated by the geophysical surveys which now appear to be substantially larger than initially estimated. The new holdings may host both skarn type carbonate replacement deposits as well as the extensions of the known vein-structure hosted mineralization.

Sparton recently completed a seven hole drill program to test high priority targets in the La Josca Zone. The holes have tested a 500-metre-long portion of the 1.1-kilometre-long La Josca structure. All La Josca core samples have now been taken to the ALS Chemex laboratory in Hermosillo, Mexico. Analyses and results will be reported when available. In addition to the drilling completed on the La Josca Zone, an access trail has been completed to the San Rafael Zone in the northern portion of the property and drilling of the targets in this area will commence later this season when a reliable water supply becomes available after seasonal rains fill local reservoirs.

El Tesoro Project:

The El Tesoro Project, located in the state of Durango, was acquired in February of 2003. The project was identified during the Company's ongoing generative exploration program. Seven distinct zones of mineralization have been defined containing classic gold bearing, low sulfidation, epithermal quartz veins and associated stockworking and breccias. Between 2003 and 2005, Northair explored El Tesoro by field programs including geologic mapping, sampling, trenching and a twenty hole reverse circulation drill program totalling 1,832 metres. The drill program tested portions of five of the seven known gold bearing zones. Results were positive, with four of the five zones reporting gold and silver values. The drilling program did not however, delineate cohesive continuity of high grade gold mineralization. Consequently, the Company terminated the high cost option agreements on four privately held concessions as of March 2005. The Company continues to maintain its wholly owned concessions within the El Tesoro property, which total nearly 3000 hectares. These concessions cover the G Zone where no drilling has been conducted, but where surface trenching returned values of 18.86 g/t gold and 13.09 g/t silver over 12 metres. In addition, significant gold and silver stream sediment anomalies which lie on the Company's claims to the north, south and east of known mineralization provide further potential on the wholly owned concessions. In September 2005 the Company entered into a letter of intent with Minera San Valentin, which allows San Valentin to lease Northair's remaining El Tesoro concessions for a monthly payment.

San Valentin has notified the Company that it plans to mine several zones of mineralization on adjacent concessions as well as zones on Northair's concessions, and to continue exploration of the land position. Some material will be processed at San Valentin's nearby milling facility at Calaveras, Durango, for recovery of gold and silver, while other material may be heap-leached on site in the El Tesoro area.

General:

The Company has elected to drop its concessions comprising the Los Moras and La Joya projects in Durango in order to devote its attention more fully to the general exploration program.

The El Reventon Project is an example of the success that this program can generate, and further potential acquisitions are being actively pursed.

James R. Robinson, B.Sc.
Vice President – Exploration

Form 51-102F1
Annual Management Discussion and Analysis[1]
For
International Northair Mines Ltd.
("Northair" or the "Company")

Containing Information up to and including June 16, 2006

Overall Performance

Northair is a mineral exploration company actively engaged in the acquisition, exploration and development of strategic mineral properties throughout North America with a particular focus in Mexico. The Company is listed on the TSX Venture Exchange ("TSXV") and trades under the symbol "INM". In Mexico, exploration is conducted by its wholly owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair").

In addition, Northair provides management and/or administrative services to other resource companies, including but not limited to, New Dimension Resources Ltd. (formerly NDT Ventures Ltd), Stornoway Diamond Corporation, Sherwood Copper Corporation, Tenajon Resources Corp. and Troon Ventures Ltd. (collectively referred to herein as the "Northair Group" or the "Group"). Each company within the Group is related to Northair through directors and/or officers in common. (See "Transactions with Related Parties").

Operational Highlights

- At the Sierra Rosario Project in Sinaloa State, results from an ongoing sampling, geological mapping and geophysical survey program completed during the fall of 2005 confirmed the presence of high grade gold, base metal and silver mineralization in three key areas of the property. In light of these results, an additional 590 hectare claim was staked and a drill program, conducted by Sparton Resources Inc. ("Sparton"), commenced in April, with seven drill holes completed by May 2006.
- An option agreement on the El Tesoro Project was concluded in the Fall of 2005 whereby Compania Minera San Valentin, S.A. de C.V. ("San Valentin") has agreed to pay the Company's subsidiary, Grupo Northair, up to US$5,000 per month for the rights to explore the four property concessions and to mine the G Zone. San Valentin may purchase the G Zone for US$200,000 and the remainder of the concessions for US$300,000, with Grupo Northair retaining a back-in right for 49% of the G Zone.
- Pursuant to the Company's generative exploration program in Mexico, in April 2006 the Company acquired a 3,500 hectare concession by staking and optioned a further 60 hectare concession near Durango, Mexico known as the El Reventon Project. A sampling program commenced immediately and additional geological mapping, sampling, trenching and geophysics are also planned for the property in the short-term.
- The Company's generative program in Western Mexico is ongoing.

---

[1] **Note to Reader**

This Annual Management Discussion and Analysis ("Annual MD&A") should be read in conjunction with the Company's audited financial statements for the years ended February 28, 2006 and 2005.

Forward-Looking Information

When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements. Such statements are used to describe management's future plans, objects and goals for the Company and therefore involve inherent risks and uncertainties. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Selected Annual Information

The following table summarizes selected financial data for Northair for each of the three most recently completed financial years. The information set forth below should be read in conjunction with the consolidated, audited financial statements, prepared in accordance with Canadian generally accepted accounting principles, and the related Notes thereto. Unless otherwise noted, all currency amounts are stated in Canadian dollars.

	YEAR ENDED		
	February 28, 2006	**February 29, 2005**	**February 28, 2004**
Total revenue	$ Nil	$ Nil	$ Nil
General and administrative expenses, net	403,620	262,081	441,669
Write off of exploration costs	359,844	1,198,383	177,896
Gain on sale of investments	118,353	31,731	182,957
Income (loss) from continuing operations:			
- In total	(595,476)	(1,418,007)	(414,128)
- Basic and diluted loss per Share	(0.05)	(0.11)	(0.04)
Net income (loss):			
- In total	(595,476)	(1,418,007)	(414,128)
- Basic and diluted loss per Share	(0.05)	(0.11)	(0.04)
Total Assets	1,433,055	1,898,698	3,120,785
Total long-term financial liabilities	8,627	16,814	Nil
Total cash dividends declared	Nil	Nil	Nil

The write-off of exploration costs from year-to-year typically has had the most significant impact on the Company's total loss for the year. Over the past three years, the Company's gain from the sale of investments has also contributed significantly to reducing the Company's total annual loss. In recent years, securities markets have experienced extremes in price and volume volatility. The Company has recognized gains on the sale of some of its investments and the size of its write down of investments has declined over the past 3 years. The market price of securities of many development stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any quoted market for any of the Company's portfolio of investments as well as the Company's shares will be subject to market trends generally and the value of the Company's investments and its own shares may be affected by such volatility. The timing and size of both the exploration write-offs and gains from the sale of investments cannot typically be predicted in advance, but will typically have a material effect on the Company's loss for the year.

Results of Operations

Year Ended February 28, 2006

The Company's loss for the year ended February 28, 2006 (the "**Current Year**") was $595,476, a loss of $0.05 per share as compared to a loss of $1,418,007 or $0.11 per share for the year ended February 28, 2005 (the "**Comparative Year**"). A decrease in the size of the exploration costs written off (2006 - $359,844; 2005 - $1,198,383) was the most significant factor in the decrease in the Company's loss from the Current Year to the Comparative Year.

General and administrative expenses decreased from $608,218 in the Comparative Year to $520,396 in the Current Year, despite a significant decrease in administrative recoveries during the Current Year (2006 - $116,776; 2005 - $346,137). Salary and benefit expense decreased from $207,122 in the Comparative Year to $135,664 in the Current Year as the Company's employees and management increased the time devoted to managing the affairs of the Group companies during the Current Year. Office and equipment rental expense increased from $104,504 in the

Comparative Year to $122,660 in the Current Year due to an increase in the size of the office space rented and also due to an increase in the Company's annual rent per square foot. Office and general expense decreased from $86,995 in the Comparative Year to $55,709 in the Current Year in conjunction with a decrease in the time spent by the Company's employees in managing the Company's affairs; shareholder communications and investor relations also decreased from $90,403 to $82,353. Professional fees decreased from $52,468 to $46,816 and regulatory compliance and transfer agent fees (2006 - $25,798; 2005 - $30,801) also decreased. Stock-based compensation increased from $18,102 in the Comparative Year to $24,214 in the Current Year. Stock-based compensation expense is based on a fair value calculation, in which the size of the grant and the vesting terms as well as the Company's share price on the date of the grant affect the amount of stock-based compensation expense recognized. During the Current Year, the Company granted 170,000 stock options with exercise prices ranging from $0.23 to $0.35.

Several other factors in the Current Year contributed to the decline in the Company's total loss of $595,476 (2005 - $1,418,007), the most significant factor being the decrease in the size of the exploration property write-offs (2006 - $359,844; 2005 - $1,198,383). In the Comparative Year, the Company wrote-off $861,548 relating to concessions on the El Tesoro property that were not retained by the Company as well as $326,113 for general exploration and $10,722 for the El Tropico property. In the Current Year, the $359,844 exploration write-off pertained mostly to general exploration $298,587 and the Las Moras property ($45,803). The Company also wrote-off $8,454 for the La Joya project and $7,000 for reclamation bonds in British Columbia that are not recoverable. In the Current Year, the Company's gain from the sale of investments was significantly higher than in the Comparative Year (2006 - $118,353; 2005 - $31,731) due to an appreciation in share prices and the commodities markets. This gain was partially offset by a $17,491 (2005 - $nil) write-down of investments. The Comparative Year's loss from foreign exchange of $15,884 was not repeated in the Current Year, as the Company recorded a foreign exchange gain of $2,870. In addition, the Company recorded a gain of $39,046 (2005 - $Nil) from the Sierra Rosario property option agreement with Sparton Resources. Interest income declined slightly from $26,610 in the Comparative Year to $25,210 in the Current Year, a reflection of smaller cash balances available for investment.

Details on the geographical segments are as follows:

	Canada		Mexico		Total	
	2006	2005	**2006**	2005	**2006**	2005
Loss for the year	**$ 301,513**	$ 1,275,066	**$ 293,963**	$ 142,941	**$ 595,476**	$ 1,418,007
Identifiable assets	**$ 1,079,335**	$ 1,512,163	**$ 353,720**	$ 386,535	**$ 1,433,055**	$ 1,898,698
Administrative expenses	**$ 381,213**	$ 241,772	**$ 22,407**	$ 20,309	**$ 403,620**	$ 262,081

Three Months Ending February 28, 2006

Results of operations for the three months ending February 28, 2006 (the "**Current Quarter**") with comparison to the three months ending February 28, 2005 (the "**Comparative Quarter**") are discussed in the previous paragraph entitled "Year Ended February 28, 2006".

The Company's loss for the Current Quarter of $81,968 was substantially less than the loss in the Comparative Quarter of $963,031. Most of the difference can be attributed to the write-off of capitalized resource property costs (Current Quarter - $109,315; Comparative Quarter - $954,937) and general and administrative expenses (Current Quarter - $116,369; Comparative Quarter - $27,053) both of which were reduced in the Current Quarter by a gain on the sale of investments (Current Quarter - $118,353; Comparative Quarter - $31,666).

Exploration Update

During the past fiscal year, the Company has continued its Mexican exploration focus. The generative program has been intensified and has successfully identified several potential acquisition candidates, including the recently acquired El Reventon property in Durango, Mexico. Exploration activities also continued on the Sierra Rosario property (optioned to Sparton) and the El Tesoro concessions (optioned to San Valentin).

Overview

Utilizing its subsidiary, Grupo Northair, the Company maintains a project generation program focusing within prospective mineral belts in Mexico. Our corporate objective remains to identify, explore and develop high grade as well as bulk tonnage gold deposits; however, silver and base metals opportunities are also evaluated. We utilize an effective strategy combining belt reconnaissance exploration, submittal solicitation, and evaluation of advanced stage projects to further our goals. Although global competitor activity has increased in recent years with increased commodity prices, Mexico remains relatively under-explored. Northair's reconnaissance program, in contrast to the majority of our competitors, generally focuses in less explored yet highly prospective metallogenic provinces that we believe have a much higher opportunity for significant discovery. This approach has resulted in the Company acquiring eleven projects since Grupo Northair's inception, with significant funds expended for exploration by both Northair and its various exploration partners.

El Reventon Project

In April 2006, the Company acquired the El Reventon Project near Durango, Mexico. This concession comprises approximately 3,500 hectares acquired by staking and a further 60 hectares which is the subject of an option agreement. The Company may acquire a 100% interest from the optionor by making payments totaling US$150,000 over a four year period. El Reventon was identified as an acquisition target by exploration staff early in 2006 as part of the Company's generative exploration program. Initial sampling reported very encouraging silver-lead-zinc mineralization from the El Reventon breccia occurrence. Further reconnaissance and sampling programs in the area also revealed the presence of a number of high grade silver-lead-zinc vein systems as well as potential for other bulk tonnage deposits.

El Reventon is located in the municipality of Otaez, Durango and is approximately 170 kilometres northwest of the capital city of Durango. Road access is good. The El Reventon Project lies within the Sierra Madre Occidental geological province and a highly prospective mineral belt that includes the mines and districts of Bacis, Montoros, Metates, La Cienega and Topia. The property position controls a series of occurrences aligned along a northeast trending belt consisting of Upper Jurassic low grade metasedimentary rocks overlain by andesite and rhyolite volcanics belonging to the Inferior and Superior Super Groups intruded by numerous dykes and stocks. The Company's initial exploration has been focusing primarily on the El Reventon breccia which contains mineralization in an intensely altered andesite porphyry. Initial reconnaissance chip sampling from the breccia averaged 164 g/t Ag, 0.81% Pb, and 1.43% Zn from significant sample lengths.

In May 2006, additional continuous chip sampling was conducted by the Company along natural outcrops and exposures along an access road over the El Reventon breccia. A total of 44 samples were taken within the breccia along 5 sample lines, reporting an average of 118.9 g/t silver, 0.82% lead, and 0.91% zinc. Results from the individual sample lines are summarized in the following table:

SUMMARY

SAMPLE LINE	INTERVAL (m)	AVERAGE SILVER (G/T)	AVERAGE LEAD (%)	AVERAGE ZINC %
1	**48**	**101.6**	**0.87**	**0.75**
1A	18	98.1	0.88	2.29
1B	8	112.0	2.09	1.28
2	**52**	**166.5**	**0.73**	**0.85**
2A	15	45.6	0.35	0.55

Sample Line #1 is the most northerly of the lines, and is oriented east-northeast. Sample Line #2 ranges from 20 to 50 metres south of Sample Line #1, and is oriented north easterly. The majority of the individual samples within the lines are three metres in length. Sample Lines #1A, #1B and #2A sampled limited outcrop in the vicinity of the two major sample lines. Sample Line #1 is open to the east where covered by talus, with the last sample reporting 46.6 g/t silver, 1.48% Pb and 0.64% Zn. Sample Line #2 is open to the west, with the last sample reporting 284 g/t silver, 3.97% Pb and 0.13% Zn. Additional sampling is planned along these lines. Mechanical or hand trenching will be required.

The El Reventon breccia is a high sulfide occurrence hosted within an intensely altered andesite porphyry intruding andesite tuff and agglomerate. Outcrops of the porphyry display intense hydrothermal brecciation, with micro and macro breccia textures. The entire exposed zone has strong epithermal silica flooding and replacement within the matrix and breccia fragments. Mineralization occurs as disseminations, veining, stockworking, and aggregates of coarse pyrite, galena and sphalerite, contained within the intrusive as well as the adjacent volcanics. The exposed outcrop of the intrusive and mineralized breccia is an irregular shape with surface dimensions of approximately 50 by 70 metres. Company geologists believe that the El Reventon breccia could be significantly larger than currently exposed, due to extensive cover by Quaternary deposits. In addition, the depth potential is considered excellent. The Company currently plans a program of geological mapping, sampling and trenching and ground geophysics to better define the breccia. Positive results from these programs could lead to drilling.

Exploration is also currently underway to evaluate other mineral occurrences within the property as well as investigating the source of strong silver, lead and zinc stream sediment anomalies from the southern portion of the property.

Sierra Rosario Project

In April of 2002, the Company staked a concession covering the Sierra Rosario Project in the state of Sinaloa. The Sierra Rosario property lies along the western flanks of the Sierra Madre Occidental geological province approximately 40 kilometres east of Alamos, Sonora. The project was optioned to Sparton in early 2004. Sparton can earn a 51% interest in the project by paying Northair $130,000 in cash, issuing 275,000 common shares and incurring $800,000 in exploration expenditures over a four year period. To-date, the Company has received cash payments of $55,000 and 175,000 common shares of Sparton. The option agreement remains active and in good standing.

Sierra Rosario contains basement rocks of Laramide age granodiorite overlain by weakly metamorphosed andesite belonging to the Lower Volcanic Complex. These rocks are overlain by Cretaceous massive limestone and calcareous sandstone, and younger rhyolite ignimbrite belonging to the Upper Volcanic Complex. Intrusive rocks consisting of intermediate porphyry dikes and a large intensely altered rhyolite porphyry are exposed at the San Rafael Zone. Northair's exploration staff discovered multiple zones of gold and silver mineralization during preliminary exploration programs. Some of these zones have small scale mine workings and there are over 100 pits within the alluvium where gambusinos have mined gold.

Northair's field programs concentrated primarily in the San Rafael Zone which contains strong epithermal silver with gold mineralization within an intensely altered rhyolite porphyry having a surface expression of approximately 200 by 70 metres. First phase mapping and sampling by Northair within the San Rafael Zone returned an average of 181 g/t silver and 0.321 g/t gold from 23 chip channel samples.

Sparton's ongoing field program has confirmed Northair's exploration results, and indicated that Sierra Rosario contains numerous mineralized zones. In the fall of 2005, Sparton completed a sampling, geological mapping and geophysical survey program on the property. Each of the three separate zones of mineralization explored by Sparton, referred to as La Josca, Las Tahunas and San Rafael, are areas of historical production from small underground and open cut excavations. The La Josca and Las Tahunas zones of mineralization, which contain free gold, are at least partly responsible for the widespread placer gold occurrences in the southern portion of the property.

The work initially completed by Sparton involved electrical and magnetic geophysical surveys to systematically cover these areas as well as detailed soil sampling along the zones to extend them through overburden covered areas. The program involved the collection of 565 soil and stream sediment samples, 60 rock and chip samples and approximately 20 line kms of geophysical surveys. The geophysical data and analytical results confirm the presence of high grade gold, base metal and silver mineralization in the three key areas of the property. The magnetic and electrical surveys have established distinct geophysical signatures for the mineralization in each area: San Rafael (northern), Las Tahunas (central), and La Josca (southern).

The San Rafael Zone is the principal target area on the property and the geophysical work, in particular the magnetic survey, delineated a well defined magnetic anomaly associated with the San Rafael rhyolite porphyry body and also located a similar anomaly which is covered by upper volcanic series tuffs and may represent a new buried intrusion. Both skarn and structurally controlled mineralization containing barite, copper, gold, and silver are present in the area and values of up to 7.28% Cu and 13 g/t gold were obtained from samples taken from boulders in a gully below an old mine dump. Strong base/precious metal mineralization is located in a shear fracture zone east of the main rhyolite intrusive as well as in fault zones associated with rhyolite dykes in limestone on the east side of the property where there is a large multi element soil anomaly. Drilling later in the year will be needed to evaluate these various mineralized zones.

Work at the La Josca Zone succeeded in extending this mineralized zone to over 1.1 km in strike length. The zone is characterized by a wide pyritic gossan zone with strong silicification and quartz veining and widths from 8 to 30 meters. A moderate VLF anomaly is associated with the central 400 meter long section of the zone and is coincident with a strong gold in soil geochemical anomaly (values over 400 ppb). The mineralization contains up to 1.8 % copper in grab samples, and gold values from the current program taken from grab samples of boulders along the mineralized trend range from 1.0 g/t up to 16.4 g/t gold.

The soil sampling and geophysical surveys over the Las Tahunas Zone disclosed a distinct electrical (VLF) anomaly approximately 200m long. It is located along strike with mineralization found in a trench near high grade (up to 33g/t gold) mineralization from boulders associated with the old mine workings.

After reviewing the results of this exploration program, the Company and Sparton filed an application to increase the size of the claim holdings by 590 hectares to 1,090 hectares. The new claim area will cover the extensions of the San Rafael Zone indicated by the geophysical surveys which now appear to be substantially larger than initially estimated. The new holdings may host both skarn type carbonate replacement deposits as well as the extensions of the known vein-structure hosted mineralization.

Sparton recently completed a seven hole drill program to test high priority targets in the La Josca Zone. The holes have tested a 500-metre-long portion of the 1.1-kilometre-long La Josca structure. All La Josca core samples have now been taken to the ALS Chemex laboratory in Hermosillo, Mexico. Analyses and results are expected in approximately three weeks and will be reported when available. In addition to the drilling completed on the La Josca Zone, an access trail has been completed to the San Rafael Zone in the northern portion of the property and drilling of the targets in this area will commence later this season when a reliable water supply becomes available after seasonal rains fill local reservoirs.

El Tesoro

The El Tesoro Project, located in the state of Durango, was acquired in February of 2003. The project was identified during the Company's ongoing generative exploration program. Seven distinct zones of mineralization have been defined containing classic gold bearing, low sulfidation, epithermal quartz veins and associated stockworking and breccias. Between 2003 and 2005, Northair explored El Tesoro by field programs including geologic mapping, sampling, trenching and a twenty hole reverse circulation drill program totaling 1,832 metres. The drill program tested portions of five of the seven known gold bearing zones. Results were positive, with four of the five zones reporting gold and silver values. The drilling program did not however, delineate cohesive continuity of high grade gold mineralization. Consequently, the Company terminated the high cost option agreements on four privately held concessions as of March 2005. The Company continues to maintain its wholly owned concessions within the El Tesoro property, which total nearly 3000 hectares. These concessions cover the G Zone where no drilling has been conducted, but where surface trenching returned values of 18.86 g/t gold and 13.09 g/t silver over 12 metres. In addition, significant gold and silver stream sediment anomalies which lie on the Company's claims to the north, south and east of known mineralization provide further potential on the wholly owned concessions. In September 2005, the Company's wholly owned subsidiary, Grupo Northair, entered into a letter of intent with San Valentin, which allows San Valentin to lease the Company's remaining El Tesoro concessions.

Under the proposed agreement with San Valentin, after an initial due diligence period, San Valentin will pay Grupo Northair US$2,000 per month for the rights to explore and mine the G Zone and US$3,000 per month for the rights for the remainder of the concessions; for a total of US$5,000 per month. It is anticipated that the lease will run for a period of 15 years, during which time San Valentin has the option to purchase the G Zone for US$200,000 and the remainder of the concessions for US$300,000 for a total purchase price of US$500,000. Grupo Northair retains a back in right for 49% of the G Zone if San Valentin exercises the purchase option. During the term of the lease, San Valentin will be responsible for all taxes, permitting and environmental aspects of the concessions. In April 2006, the terms of the agreement were modified slightly to allow San Valentin to make lease payments totaling

US$15,000 between May and September 2006 (no mining will take place on the G Zone until September) at which time the original terms of the agreement will take effect.

San Valentin has notified the Company that it plans to mine several zones of mineralization identified by Grupo Northair, and to continue exploration of the land position. Some material will be processed at San Valentin's nearby milling facility at Calaveras, Durango, for recovery of gold and silver, while other material may be heap-leached on site in the El Tesoro area.

Las Moras

The Las Moras Project was acquired in October, 2003 as a result of Northair's generative exploration program. Las Moras is located in the Sierra Madre Occidental province, approximately 100 kilometers east of Mazatlan and 120 kilometres southwest of the city of Durango. Access to the project is good, however topography within the property is very steep.

Las Moras contains andesite volcanics belonging to the Lower Volcanic Complex and rhyolite ignimbrite and pyroclastics belonging to the Upper Volcanic Complex. Two distinct mineralized zones have been discovered by Northair's exploration team. The La Ventana Zone is exposed in a roughly 20 by 60 metre erosional window exposing high grade gold mineralization in rhyolite volcanics intruded by a rhyolite porphyry dike or possible stock. High grade gold mineralization appears to occur within and along the contact of the rhyolite intrusive, and is associated with multiphase epithermal quartz veining and stockworking with strong primary hematite alteration.

A separate zone of copper-lead-zinc mineralization was discovered by Northair exploration teams within the property position, occurring along the contacts of an intermediate porphyry dike intruding andesite volcanics. This mineralized zone averages about 30 metres in width where observed, and has been traced on the ground for over 300 metres along strike. It is open to the west. Four representative grab samples from this zone in 2003 averaged 0.35% copper, 0.26% lead, and 0.96% zinc.

The Company has decided that further exploration on the remaining concession is not warranted and it will not make the required tax payment in July 2006 to keep the property in good standing. In anticipation of this decision, the Company wrote-off accumulated acquisition and exploration costs of $45,803 during the year ended February 28, 2006.

La Joya

The La Joya Project is located in the state of Durango, and lies within the central portion of the Sierra Madre Occidental geological province. The property was identified as a prospective gold target during the Company's regional generative program and staked during the year ending February 28, 2005. The Company conducted limited exploration work on the property over the term of its tenure. The Company has decided that no further exploration work on the property is warranted and does not intend to pay the taxes due on the property in July 2006 which would keep the property in good standing. In anticipation of this decision, the Company wrote-off accumulated acquisition and exploration costs of $8,454 during the year ended February 28, 2006.

Risks and Uncertainties

The Company has no history of profitable operations and its present business is at an early stage. As such, the Company is subject to many risks common to such enterprises, including under-capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholder's investment and the likelihood of success must be considered in light of its early stage of operations.

The Company's operations are affected in varying degrees by Mexican government regulations (both state and federal), including those with respect to restrictions on foreign investment, production, price controls, export controls, income taxes, and expropriation of property, employment, land use, water use, environmental legislation and mine safety. The regulatory environment is frequently in a state of change and new laws, regulations and requirements may be retroactive in their effect and implementation. Northair's operations may also be affected in varying degrees by political and economic instability, economic and other sanctions imposed by other nations on Canada or Mexico, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

To mitigate some of these factors, the Company maintains its head office in Vancouver, Canada. With the exception of short term operational requirements for its subsidiary, Grupo Northair, funds are maintained and controlled in Vancouver, both in Canadian and U.S. dollars. In addition to its U.S. based Vice President, Exploration, and the Company hires consultants as necessary to provide geological and other services. Overhead costs in Mexico compare favorably with Canada and the political and economic climate is considered by the Company to be stable. Recent gains in the Canadian Dollar against the U.S. Dollar have reduced the Company's cost of operations in Mexico significantly.

Given the early stage of its operations, there is no assurance that the Company will be successful in achieving a return on shareholders' investment. The Company's financial success is dependent on the acquisition of properties which could be economically viable to develop.

Mineral exploration is a speculative venture. There is no certainty that money spent on exploration and development will result in the discovery of an economic ore body. There is no assurance that the Company's exploration activities will result in any discoveries of commercial bodies of ore. The success of the operations and activities of the Company is dependent to a large extent on the efforts and abilities of its management. Locating mineral deposits depends upon a number of factors, including the expertise and skill of the exploration personnel involved.

James R. Robinson, Vice President, Exploration devotes all of his time and attention to the Company's exploration and development activities. Fred G. Hewett, President and Chief Executive Officer devotes 50% of his time to the Company's affairs. The remaining members of management devote less than 50% of their attention to the Company's activities. The loss of the services of any of its management could have a material adverse effect on the Company. To date, the Company has not engaged in succession planning.

Summary of Quarterly Results

The following table sets out selected unaudited quarterly financial information of Northair and is derived from unaudited quarterly financial statements prepared by management. Northair's financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (loss)	Basic Earnings (Loss) per share[1] from Continued Operation and Net Income (loss)	Fully Diluted Loss per share[1] - from Continued Operation and Net Income (loss)
4Q 2006	Nil	$ (81,968)	$ (0.01)	$ (0.01)
3Q 2006	Nil	(145,678)	(0.01)	(0.01)
2Q 2006	Nil	(257,552)	(0.02)	(0.02)
1Q 2006	Nil	(110,278)	(0.01)	(0.01)
4Q 2005	Nil	(963,031)	(0.07)	(0.07)
3Q 2005	Nil	(137,198)	(0.01)	(0.01)
2Q 2005	Nil	(192,566)	(0.01)	(0.01)
1Q 2005	Nil	(125,212)	(0.01)	(0.01)

(1) Based on the treasury share method for calculating diluted earnings.

The Company's exploration activities are seasonal, with less work conducted in Mexico during the summer months due to the rainy season. Accordingly, the Company's administrative expenses will typically decline for the same period. The Company's practice is to write-off resources properties when the property is of no further interest and displays limited economic potential. These write-offs affect the Company's quarterly results.

In addition, the Company's quarterly results from operations are also affected by the market for securities. The Company's primary source of funding is through the issuance of share capital. When the capital markets are depressed, the Company's activity level normally declines accordingly. As capital markets strengthen and the Company is able to secure equity financing with favorable terms, the Company's activity levels and the size and scope of planned exploration projects will also increase. Stronger capital markets in 2006 and 2005 allowed the Company to realize gains from the sale of investments during the years ending February 28, 2006 ($118,353) and

February 28, 2005 ($31,731). These gains help to offset the Company's administrative expenses, and contribute to an overall reduction in the Company's reported quarterly and annual losses.

Liquidity

Working capital as at February 28, 2006 was $781,784 as compared to $1,308,130 at February 28, 2005. During the Current Year, cash and cash equivalents decreased by $307,462 to $682,407 at February 28, 2006 (Comparative Year - $989,869). Included in the ending cash balance of $682,407 is $5,000 held for reclamation deposits and $65,893 held as collateral for the corporate credit cards.

The reduction in cash and working capital can be attributed primarily to the expenditures on resource properties in Mexico (Current Year - $286,754; Comparative Year - $819,176) and to cash used in operating activities (Current Year - $211,632; Comparative Year - $374,640). Write-offs of resource property costs (Current Year - $359,844; Comparative Year - $1,198,383) and the gain on sale of investments (Current Year - $118,353; Comparative Year - $31,731) represented the largest non-cash items affecting net income for the Current Year.

Cash used in investing activities totaled $106,330 (2005 - $802,558). The Company's principal investing activity is the acquisition and exploration of resource properties. In the Current Year, the Company received $213,353 (2005 - $40,505) from the sale of investments. Acquisition of property, plant and equipment used $31,344 (2005 - $23,887) during the Current Year.

Cash flows from financing activities were $10,500 (2005 - $143,495) in the Current Year from the exercise of stock options.

Capital Resources

The Company has no operations that generate cash flow and its long-term financial success is dependant on management's ability to discover and develop economically viable mineral deposits. Exploration is a lengthy process that can take many years and is subject to factors that are beyond the Company's control.

In order to finance the Company's exploration programs and to cover administrative and overhead expenses, the Company raises money through equity sales, from the exercise of convertible securities and, in the past, from the sale of investments. Although the Company has had past success in obtaining financing, there can be no such assurance that it will be able to obtain adequate financing in the future or that the terms of any financing will be favourable. Many factors influence the Company's ability to raise funds, including the state of the resource market and commodities prices, the climate for mineral exploration, the Company's track record and the experience and caliber of its management.

The Company currently has sufficient financial resources to meet its administrative overhead expenses and to undertake all of its planned exploration activities for the next twelve months. Actual funding requirements may vary from those planned due to a number of factors, including the progress of exploration activity and foreign exchange fluctuations. Management believes it will be able to raise equity capital as required in the long term, but recognize there will be risks involved that may be beyond their control. The Company intends to continue to use various strategies to minimize its dependence on equity capital, including the securing of joint venture partners where appropriate.

The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2007	$	131,365
2008		132,973
2009		142,851
2010		135,044
2011		135,044
Total	$	677,277

In addition to the basic monthly rent, the Company must also pay a proportionate share of the building's operating costs and property taxes. The Company has a sub-lease agreement with Strongbow Exploration Inc., a company with an officer in common. The Company may recover approximately two-thirds of the minimum annual rent commitment pursuant to this sub-lease agreement. In addition, the Company offsets some of this contractual obligation through administrative services agreements with other companies (see "Transactions with Related Parties").

Future minimum lease payments for leased equipment total $8,464 in 2007 and $8,627 in 2008.

Transactions with Related Parties

The Company provides management and/or administrative services to other resource companies, including but not limited to, New Dimension Resources Ltd. (formerly NDT Ventures Ltd.), Stornoway Diamond Corporation, Sherwood Copper Corporation, Tenajon Resources Corp. and Troon Ventures Ltd. (collectively referred to as the "Northair Group"). Each company within the Northair Group is related to the Company through directors and/or officers in common.

The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current. During the Current Year, the Company had the following transactions with related parties:

a) Administrative recoveries of $116,776 (2005 - $346,137) are primarily recovered from various companies with certain directors in common.

b) Total salaries of $276,000 (2005 - $258,000) were paid to two directors of the Company. The Company recovered $197,945 (2005 - $197,879) based on time spent, from companies with certain directors in common.

c) Gain on the sale of securities of $118,353 (2005 - $31,731) resulted from the sale of shares of companies with certain directors in common.

d) During the year, directors and officers acquired 50,000 (2005 – Nil) shares of the Company for proceeds to the Company of $10,500 (2005 – $Nil).

e) Included in accounts payable is $87,500 (2005 – Nil) due to a company with a director and officer in common for the exercise of a stock option.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and short term deposits, accounts receivable, amounts due from related parties, investments, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Disclosure controls

The Company's Chief Executive Officer and Chief Financial Officer (the "**Certifying Officers**") are responsible for establishing and maintaining disclosure controls and procedures ("the **Procedures**") which provide reasonable assurance that information required to be disclosed by the Company under provincial or territorial securities legislation (the "**Required Filings**") is reported within the time periods specified. Without limitation, the Procedures are designed to ensure that material information relating to the Company is accumulated and communicated to management, including its Certifying Officers, as appropriate to allow for timely decisions regarding the Required Filings.

The Certifying Officers evaluate the effectiveness of the Company's Procedures on a regular basis throughout the year and have concluded that the Procedures in place as of the end of the year covered by the Required Filings are effective in providing reasonable assurance that material information relating to the Company is accumulated and communicated to management and reported within the time periods specified.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Northair's general and administrative expenses and resource property costs is provided in the Company's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for February 28, 2006 and February 28, 2005 that is available on Northair's website at www.northair.com/Northair/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

Common Shares

Northair's authorized capital is unlimited common shares without par value. As at June 16, 2006, there are 13,112,172 common shares issued and outstanding.

Warrants

As at June 16, 2006, the Company had no warrants outstanding.

Options

As at June 16, 2006, the Company had 1,280,000 incentive stock options outstanding as follows:

Number	Exercise Price	Expiry Date
75,000	$ 0.15	17-Oct-2006
325,000	$ 0.25	17-Jul-2007
5,000	$ 0.40	5-Jun-2008
635,000	$ 0.69	21-Oct-2008
20,000	$ 1.20	8-Jan-2009
65,000	$ 0.40	17-Jun-2009
50,000	$ 0.35	15-Mar-2010
85,000	$ 0.23	14-Sep-2010
20,000	$ 0.40	21-April-2011
1,280,000		

Changes in Accounting Policies

There were no changes to the Company's accounting policies during the year ended February 28, 2006.

Approval

The Board of Directors of Northair has approved the disclosure contained in this Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it.

Additional Information

Additional information relating to Northair is on SEDAR at www.sedar.com

INTERNATIONAL NORTHAIR MINES LTD.

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

28 FEBRUARY 2006 and 2005

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of International Northair Mines Ltd.:

We have audited the consolidated balance sheets of International Northair Mines Ltd. (the "Company") (A Development Stage Company) as at 28 February 2006 and 2005 and the consolidated statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at 28 February 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, BC
June 12, 2006

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

International Northair Mines Ltd. Statement 1

(A Development Stage Company)

Consolidated Balance Sheets

Canadian Funds

ASSETS		As At 28 February 2006		As At 28 February 2005
Current				
Cash and cash equivalents	**$**	**486,514**	$	924,052
Short-term deposits *(Note 11)*		**195,893**		65,817
Accounts receivable		**30,171**		20,694
Due from related parties *(Note 8c)*		**90,949**		187,020
Short-term investments *(Note 4)*		**196,106**		211,262
Prepaid expenses and deposit		**1,119**		14,947
		1,000,752		1,423,792
Property, Plant and Equipment *(Note 5)*		**87,585**		83,423
Resource Property Costs - *Schedule (Note 6)*		**344,718**		384,483
Reclamation Deposits		**-**		7,000
	$	**1,433,055**	$	1,898,698
LIABILITIES				
Current				
Accounts payable and accrued liabilities	**$**	**123,004**	$	93,597
Due to related parties *(Note 8g)*		**87,500**		13,658
Current portion of capital lease obligation *(Note10b)*		**8,464**		8,407
		218,968		115,662
Capital Lease Obligation *(Note10b)*		**8,627**		16,814
		227,595		132,476
SHAREHOLDERS' EQUITY				
Share Capital *(Note 7a)*		**21,161,001**		21,150,501
Contributed Surplus *(Note 7e)*		**461,897**		437,683
Deficit - *Statement 2*		**(20,417,438)**		(19,821,962)
		1,205,460		1,766,222
	$	**1,433,055**	$	1,898,698

Subsequent Events *(Note 14)*

ON BEHALF OF THE BOARD:

"F.G. Hewett", Director

"D. Bruce McLeod", Director

- See Accompanying Notes -

International Northair Mines Ltd. Statement 2

(A Development Stage Company)

Consolidated Statements of Loss and Deficit

Canadian Funds

		Year Ended 28 February 2006		Year Ended 28 February 2005
General and Administrative Expenses				
Salaries and benefits	$	**135,664**	$	207,122
Office and equipment rental		**122,660**		104,504
Office and general		**55,709**		86,995
Shareholder information and investor relations		**82,353**		90,403
Professional fees		**46,816**		52,468
Regulatory compliance and transfer agent fees		**25,798**		30,801
Stock-based compensation		**24,214**		18,102
Amortization		**27,182**		17,823
Administrative recoveries *(Note 8a)*		**(116,776)**		(346,137)
Loss Before the Undernoted		**(403,620)**		(262,081)
Write-off of exploration costs		**(359,844)**		(1,198,383)
Gain on sale of short-term investments		**118,353**		31,731
Gain (loss) on foreign exchange		**2,870**		(15,884)
Write-down of short-term investments		**(17,491)**		-
Gain from property option agreement		**39,046**		-
Interest and sundry		**25,210**		26,610
Loss for the Year		**(595,476)**		(1,418,007)
Deficit - Beginning of year		**(19,821,962)**		(18,403,955)
Deficit - End of Year	$	**(20,417,438)**	$	(19,821,962)
Loss per Share - Basic and Diluted	$	**(0.05)**	$	(0.11)
Weighted Average Number of Shares Outstanding		**13,054,158**		13,014,383

- See Accompanying Notes -

International Northair Mines Ltd.
(A Development Stage Company)

Statement 3

Consolidated Statements of Cash Flows

Canadian Funds

Cash Resources Provided By (Used In)		Year Ended 28 February 2006		Year Ended 28 February 2005
Operating Activities				
Loss for the year	$	(595,476)	$	(1,418,007)
Items not affecting cash:				
Gain on sale of short-term investments		(118,353)		(31,731)
Write-down of short-term investments		17,491		-
Gain from property option agreement		(39,046)		-
Stock-based compensation		24,214		18,102
Amortization		27,182		17,823
Write-off of exploration costs		359,844		1,198,383
		(324,144)		(215,430)
Changes in current assets and liabilities		112,512		(159,210)
		(211,632)		(374,640)
Investing Activities				
Acquisition of short-term investments		(1,585)		-
Proceeds from sale of short-term investments		213,353		40,505
Acquisition of property, plant and equipment		(31,344)		(23,887)
Resource property costs, *net*		(286,754)		(819,176)
		(106,330)		(802,558)
Financing Activities				
Issuance of share capital		10,500		143,495
Net Decrease in Cash and Cash Equivalents		(307,462)		(1,033,703)
Cash Position - Beginning of year		989,869		2,023,572
Cash and Cash Equivalents - End of Year	$	682,407	$	989,869
Consists of:				
Cash and cash equivalents	$	486,514	$	924,052
Short-term deposits *(Note 11)*		195,893		65,817
Ending balance – cash and cash equivalents	$	682,407	$	989,869
Schedule of Non-Cash Investing and Financing Transactions				
Equipment under capital lease	$	-	$	25,221
Shares received pursuant to a property option agreement	$	8,250	$	-
Stock-based compensation	$	24,214	$	18,102
Resource property costs included in accounts payable	$	15,866	$	20,337

- See Accompanying Notes -

International Northair Mines Ltd. Schedule

(A Development Stage Company)

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	Total as at 28 February 2006
Direct – Mineral			
Mexico			
Sierra Rosario			
Opening balance	$ (18,743)	$ 15,111	$ **(3,632)**
Field work and travel	-	1,963	**1,963**
Salaries and consulting	-	6,661	**6,661**
Taxes	334	-	**334**
Claimstaking and acquisition	1,682	-	**1,682**
Recoveries			
- Option payments (cash & shares)	(23,250)	-	**(23,250)**
- Cash recoveries	-	(22,804)	**(22,804)**
Gain – property option agreement	39,977	(931)	**39,046**
Ending balance – Sierra Rosario	-	-	**-**
El Tesoro			
Opening balance	13,020	331,595	**344,615**
Camp and general	-	510	**510**
Salaries and consulting	-	2,101	**2,101**
Taxes	136	-	**136**
Recoveries			
- Option payments (cash)	(2,644)	-	**(2,644)**
Ending balance – El Tesoro	10,512	334,206	**344,718**
Las Moras			
Opening balance	24,685	10,839	**35,524**
Field work and travel	-	3,412	**3,412**
Salaries and consulting	-	6,119	**6,119**
Taxes	748	-	**748**
Write-offs	(25,433)	(20,370)	**(45,803)**
Ending balance – Las Moras	-	-	**-**
La Joya			
Opening balance	4,464	3,512	**7,976**
Taxes	478	-	**478**
Write-offs	(4,942)	(3,512)	**(8,454)**
Ending balance – La Joya	-	-	**-**
General exploration			
Opening balance	-	-	**-**
Assaying, camp and general	-	19,774	**19,774**
Field work and travel	-	96,173	**96,173**
Salaries and consulting	-	182,159	**182,159**
Claimstaking and acquisition	481	-	**481**
Write-offs	(481)	(298,106)	**(298,587)**
Ending balance – General Exploration	-	-	**-**
Balance – Resource Property Costs – 28 February 2006	$ 10,512	$ 334,206	$ **344,718**

- See Accompanying Notes -

International Northair Mines Ltd. Schedule

(A Development Stage Company)

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	Total as at 28 February 2005
Direct – Mineral - Mexico			
Sierra Rosario			
Opening balance	$ 574	$ 7,116	$ **7,690**
Field work and travel	-	1,471	**1,471**
Salaries and consulting	-	6,524	**6,524**
Taxes	683	-	**683**
Recoveries			
- Option payments (cash)	(20,000)	-	**(20,000)**
Ending balance – Sierra Rosario	(18,743)	15,111	**(3,632)**
El Tesoro			
Opening balance	105,969	604,715	**710,684**
Assays	-	87,375	**87,375**
Camp and general	-	35,078	**35,078**
Fieldwork and travel	-	161,567	**161,567**
Road building	-	40,779	**40,779**
Salaries and consulting	-	161,830	**161,830**
Option payments (cash)	1,296	-	**1,296**
Permits and licenses	-	245	**245**
Taxes	7,309	-	**7,309**
Write-offs	(101,554)	(759,994)	**(861,548)**
Ending balance – El Tesoro	13,020	331,595	**344,615**
Las Moras			
Opening balance	9,805	4,449	**14,254**
Assays	-	424	**424**
Fieldwork and travel	-	901	**901**
Salaries and consulting	-	5,065	**5,065**
Claimstaking and acquisition	5,667	-	**5,667**
Option payments (cash)	7,827	-	**7,827**
Taxes	1,386	-	**1,386**
Ending balance – Las Moras	24,685	10,839	**35,524**
El Tropico			
Balance carried forward	-	10,722	**10,722**
Write-offs	-	(10,722)	**(10,722)**
Ending balance – El Tropico	-	-	**-**
La Joya			
Opening balance	-	-	**-**
Assays, camp and general	-	959	**959**
Salaries and consulting	-	2,553	**2,553**
Claimstaking and acquisition	4,464	-	**4,464**
Ending balance - La Joya	4,464	3,512	**7,976**
Balance Carried Forward	$ 23,426	$ 361,057	$ **384,483**

- See Accompanying Notes -

International Northair Mines Ltd.

(A Development Stage Company)

Schedule (con't)

Consolidated Schedules of Resource Property Costs

Canadian Funds

	Acquisition Costs	Exploration Costs	Total as at 28 February 2005
Balance Carried Forward	$ 23,426	$ 361,057	$ **384,483**
General exploration - Mexico			
Opening balance	-	-	**-**
Assays, camp and general	-	46,515	**46,515**
Field work and travel	-	101,409	**101,409**
Salaries and consulting	-	173,079	**173,079**
Claimstaking and acquisition	5,110	-	**5,110**
Write-offs	(5,110)	(321,003)	**(326,113)**
Ending balance – General Exploration Mexico	-	-	**-**
Balance – Resource Property Costs – 28 February 2005	$ 23,426	$ 361,057	$ **384,483**

- See Accompanying Notes -

1. Nature of Operations

The Company is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties and in providing administration services to other companies.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business, rather than through a process of forced liquidation.

The Company's continuing operations are dependent upon its ability to either secure additional equity capital or generate cash flow from operations in the future. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets and liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Mexican subsidiary, Grupo Northair de Mexico, S.A. de C.V., which is accounted for using the purchase method of accounting.

The Company accounts for investments, in which it has a 20% or greater interest or where the Company has a significant influence, on the equity basis, whereby the investment is initially recorded at cost and increased or decreased to reflect the Company's share of any earnings or losses of the investee.

b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers cash and cash equivalents to include amounts held in banks and highly liquid debt investments with maturities at point of purchase of three months or less. The Company places its cash and cash investments with institutions of high credit worthiness. At times, such investments may be in excess of federal insurance limits.

c) Short-term Investments

Investments in which the Company has less than a 20% interest and does not have significant influence are recorded at cost, and are written-down to the lower of cost and market if the decline in market value is deemed to be other than a temporary decline.

d) Amortization

The Company provides for amortization on the following basis:

- Office furniture and equipment - 10% to 30% declining balance
- Equipment under capital lease - over the lease term using the straight-line method

One-half of the above rate is applied in the year of acquisition.

2. Significant Accounting Policies - *Continued*

e) Mineral Exploration and Development Costs

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development, and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

f) Obligations Under Capital Leases

Leases are classified as either capital or operating. Leases that transfer substantially all of the benefits and risks of ownership of property to the Company are accounted for as capital leases. At the time a capital lease is entered into, an asset is recorded with its obligation. Payments made under operating leases are expensed as incurred.

g) Share Capital

i) The proceeds from the exercise of stock options and warrants are recorded as share capital for the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

h) Loss per Share

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings (loss) per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

2. Significant Accounting Policies - *Continued*

i) Income Taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

j) Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into Canadian dollars as follows:

i) Monetary assets and liabilities at year-end rates;
ii) All other assets and liabilities at historical rates; and
iii) Revenue and expense and exploration and development items at the average rate of exchange prevailing during the year.

Exchange gains and losses arising from these transactions are reflected in income or expense in the year that they occur.

k) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

l) Stock-based Compensation

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options at the date of the grant is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable.

m) Asset Retirement Obligations

The Company follows the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment or the reclamation of mineral exploration or development activities, and arising from the normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the assets, and amortized into income on a systematic basis over the asset's expected life.

2. Significant Accounting Policies - *Continued*

n) Variable Interest Entities – Change in Accounting Policy

Accounting Guideline 15 defines Variable Interest Entities ("VIE") as entities that have insufficient equity to fund their activities without additional financing or where their investors lack one or more specified essential characteristics of a controlling financial interest. The standard provides guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The Guideline applies to all annual and interim periods beginning on or after 15 March 2005. During the year, the Company completed its evaluation and concluded that it has no VIEs.

o) Impairment of Long-Lived Assets

The Company follows CICA Handbook Section 3063, "Impairment of Long-Lived Assets". Section 3063 requires the Company to assess the impairment of long-lived assets, which consists primarily of property and equipment, whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to its fair value. If such assets are considered to be impaired, the amount of the impairment is measured by the amount by which the carrying amount of the asset exceeds its fair value. The amount of the impairment is charged to income in the period when the impairment is determined.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, short-term deposits, accounts receivable, amounts due from related parties, short-term investments, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Short-term Investments

The Company's short-term investments consist of common shares in several Canadian listed companies. All short-term investments held by the Company are recorded at the lower-of-cost or market value and represent less than a 5% interest in the respective companies.

	2006 Net Book Value	**2006 Market Value**	2005 Net Book Value	2005 Market Value
Holdings in companies related by virtue of common directors/officers *(Note 8e)*	**$ 188,506**	$ **642,828**	$ 209,662	$ 886,716
Holdings in unrelated companies	**7,600**	**20,050**	1,600	3,700
	$ 196,106	$ **662,878**	$ 211,262	$ 890,416

5. Property, Plant and Equipment

Details are as follows:

	As at 28 February 2006			As at 28 February 2005		
	Cost	**Accumulated Amortization**	**Net Book Value**	Cost	Accumulated Amortization	Net Book Value
Office furniture and equipment	**$ 137,596**	**$ 70,188**	**$ 67,408**	$ 106,252	$ 48,050	$ 58,202
Equipment under capital lease	**25,221**	**5,044**	**20,177**	25,221	-	25,221
	$ 162,817	**$ 75,232**	**$ 87,585**	$ 131,473	$ 48,050	$ 83,423

6. Resource Property Costs

a) The write-off of exploration costs consisted of:

	For the Year Ending 28 February **2006**	2005
Mexico – General exploration and property examinations	**$ 298,587**	$ 326,113
El Tesoro, Mexico	**-**	861,548
El Tropico, Mexico	**-**	10,722
La Joya, Mexico	**8,454**	-
Las Moras, Mexico	**45,803**	-
Reclamation bonds, British Columbia	**7,000**	-
	$ 359,844	$ 1,198,383

b) **Sierra Rosario, Mexico**

The Company acquired, by staking, a concession in the state of Sinaloa Mexico, known as Sierra Rosario ("Rosario"). By letter of intent dated 11 March 2004, the Company granted Sparton Resources Inc. ("Sparton") the option to acquire a 51% interest in the property by completing the following:

	Cash	Shares	Exploration Expenditures
Upon signing the agreement (received)	$ 20,000	-	$ -
On or before 11 March 2005 (received)	15,000	75,000	-
On or before 31 August 2005 (completed)	-	-	150,000
On or before 11 March 2006*	20,000	100,000	150,000 *
On or before 11 March 2007	25,000	100,000	200,000
On or before 11 March 2008	50,000	-	300,000
	$ 130,000	275,000	$ 800,000

* Pursuant to a letter dated 4 May 2006, the date to complete the required expenditures was extended to 31 August 2006. Subsequent to the year-end, in May 2006 the Company received 100,000 common shares of Sparton and $20,000 pursuant to the terms of the option agreement.

6. Resource Property Costs - *Continued*

c) El Tesoro, Mexico

The Company acquired a large property position located in the State of Durango, Mexico, consisting of four concessions by staking and an additional four concessions by option agreements.

In March 2005, the Company terminated the option agreements relating to the Guadalupe, Dos Hermanos, Santo Niño and La Esperanza mineral concessions. In anticipation of this decision, the Company wrote-off related exploration and acquisition costs of $861,548 during the year ended 28 February 2005.

The Company continues to maintain its interest in four mineral concessions known as La Lajita, Tesoro 1, Tesoro 2 and Tesoro 3, all of which were acquired by staking. These mineral concessions are located in Pueblo Nuevo Municipality, State of Durango, Mexico.

In September 2005, the Company's wholly-owned subsidiary, Grupo Northair de Mexico, S.A. de C.V. ("Grupo Northair") entered into a Letter of Intent with Compania Minera San Valentin, S.A. de C.V. ("San Valentin") whereby San Valentin may lease Grupo Northair's El Tesoro concessions for up to 15 years by paying Grupo Northair US$2,000 per month to explore and mine the G Zone and an additional US$3,000 per month for the rights to the rest of the concessions. San Valentin has the option to purchase the G Zone for US$200,000 and the remainder of the concessions for a further US$300,000. Should San Valentin exercise the purchase option, Grupo Northair will retain a 49% back-in right for the G Zone. Pursuant to a letter of amendment dated 27 April 2006, the option agreement for the period between May and September 2006 was changed so that San Valentin will make lease payments totalling US$15,000 over the five-month period and no mining will take place on the G Zone until September 2006, at which time the original terms of the agreement will take effect.

d) El Tropico

During the year ended 28 February 2005, the Company abandoned the El Tropico property located in the State of Sinaloa, Mexico and wrote-off all capitalized acquisition and exploration costs.

e) Las Moras, Mexico

By letter of intent dated 16 October 2003, the Company had an option to earn a 100% interest in certain mineral concessions known as Las Moras located in the State of Durango, Mexico. During the year ended 28 February 2006, the Company wrote-off accumulated acquisition and exploration costs of $45,803 in anticipation that the option agreement would be terminated subsequent to the year-end.

f) La Joya, Mexico

During the year ended 28 February 2005, the Company acquired, by staking, a concession in the state of Durango, Mexico, known as the La Joya Project. During the year ended 28 February 2006, the Company wrote-off accumulated acquisition and exploration costs of $8,454 in anticipation that the concession would be terminated subsequent to the year-end.

7. Share Capital

a) Details are as follows:

	Shares		Amount
Authorized:			
Unlimited common shares without par value			
Issued and outstanding:			
Balance - 29 February 2004	12,831,347	$	20,997,506
Exercise of options	30,000		18,500
Exercise of warrants	165,825		124,995
Fair value of stock options exercised *(Note 7d)*	-		9,500
Balance - 28 February 2005	13,027,172		21,150,501
Exercise of options	50,000		10,500
Balance - 28 February 2006	13,077,172	$	21,161,001

b) **Stock Options**

The Company has established a share purchase option plan whereby the board of directors may, from time to time, grant up to a total of 1,705,992 options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the TSX Venture Exchange on the last trading day preceding the grant date. Options typically vest on the grant date.

As at 28 February 2006, the Company had 1,295,000 incentive stock options outstanding as follows:

Opening Balance	Granted	Exercised/ Cancelled	Ending Balance	Exercise Price	Expiry
50,000	-	(50,000)	-	$0.21	15 August 2005
75,000	-	-	75,000	$0.15	17 October 2006
325,000	-	-	325,000	$0.25	17 July 2007
5,000	-	-	5,000	$0.40	5 June 2008
660,000	-	(25,000)	635,000	$0.69	21 October 2008
20,000	-	-	20,000	$1.20	8 January 2009
65,000	-	-	65,000	$0.40	17 June 2009
-	50,000	-	50,000	$0.35	15 March 2010
-	120,000	-	120,000	$0.23	14 September 2010
1,200,000	170,000	(75,000)	1,295,000		

As at 28 February 2006, all of the 1,295,000 stock options outstanding have vested.

c) **Stock-based Compensation**

During the year ended 28 February 2006, the Company granted options to purchase up to 170,000 (2005 - 80,000 @ $0.40) shares of the Company's stock to employees and non-employees of the Company at exercise prices between $0.23 and $0.35. A fair value of the options of $24,214 (2005 - $18,102) *(Note 7c)* has been recorded in the Company accounts.

7. Share Capital - *Continued*

c) Stock-based Compensation - *Continued*

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Year ended 28 February 2006	Year ended 28 February 2005
Expected dividend yield	0.00%	0.00%
Expected stock price volatility	58.4% ~ 60.1%	62.5%
Risk free interest rate	3.6% ~ 3.8%	4.27%
Expected life of options	5 years	5 years

Option pricing models require the input of highly subjective assumptions including the estimate of the share price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the company's stock options.

d) Warrants

As at 28 February 2006, the Company had Nil (2005 - 1,493,931 warrants) warrants outstanding. During the year, a total of 1,493,931 warrants exercisable at $0.80 per share expired without exercise.

e) Contributed Surplus

	2006	2005
Balance - Beginning of the year	**$ 437,683**	$ 429,081
Fair value of stock-based compensation *(Note 7b)*	**24,214**	18,102
Fair value of stock options exercised – transferred to share capital	**-**	(9,500)
Balance - End of the year	**$ 461,897**	$ 437,683

8. Related Party Transactions

Except as disclosed elsewhere in the financial statements, related party transactions are as follows:

a) Administrative recoveries of $116,776 (2005 - $346,137) are primarily recovered from various companies with certain directors in common.

b) Total salaries of $276,000 (2005 - $258,000) were paid to two directors of the Company. The Company recovered $197,945 (2005 - $197,879) based on time spent, from companies with certain directors in common.

c) The amounts due from (to) related parties are for expense reimbursements and are receivable from (payable to) various companies with directors in common. The amounts are non-interest bearing and are receivable (payable) within the following year, and therefore, have been classified as current.

8. Related Party Transactions - *Continued*

d) Gain on the sale of securities of $118,353 (2005 - $31,731) resulted from the sale of shares of companies with certain directors in common.

e) Troon Ventures Ltd., Tenajon Resources Ltd., Stornoway Diamond Corp., Sherwood Copper Corporation (formerly Sherwood Mining Corporation) and New Dimension Resources Ltd. (formerly NDT Ventures Ltd.) have certain directors and officers in common with the Company.

f) During the year, directors and officers acquired 50,000 (2005 – Nil) shares of the Company for proceeds to the Company of $10,500 (2005 – $Nil).

g) The amount of $87,500 (2005 – Nil) is due to a company with a director and officer in common for the exercise of a stock option.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by all the related parties.

9. Segmented Information

The Company's business consists of mineral exploration and development. Details on geographic segments are as follows:

	Canada		Mexico		Total	
	2006	2005	**2006**	2005	**2006**	2005
Loss for the year	$ **301,513**	$ 1,275,066	$ **293,963**	$ 142,941	$ **595,476**	$ 1,418,007
Identifiable assets	$ **1,079,335**	$ 1,512,163	$ **353,720**	$ 386,535	$ **1,433,055**	$ 1,898,698
Administrative expenses	$ **381,213**	$ 241,772	$ **22,407**	$ 20,309	$ **403,620**	$ 262,081

10. Lease Obligations

a) The Company has a lease agreement for its office space. The minimum annual commitments for rental expenses are as follows:

2007	$ 131,365
2008	132,973
2009	142,851
2010	135,044
2011	135,044
Total	$ 677,277

In addition to the basic monthly rent, the Company must also pay a proportionate share of the building's operating costs and property taxes. The Company has a sub-lease agreement with Strongbow Exploration Inc., a company with an officer in common. The Company may recover approximately two-thirds of the minimum annual rent commitment pursuant to this sub-lease agreement.

10. Lease Obligations - *Continued*

b) The Company has certain equipment classified as a capital lease and the applicable cost is included in property, plant and equipment *(Note 5)*. Future minimum lease payments with remaining terms in excess of one year are as follows:

2007	$	8,464
2008		8,627
Total minimum lease payments		17,091
Less: Current portion		(8,464)
Long-term portion	$	8,627

11. Short-term Deposits

Included in short-term deposits of $195,893 (2005 - $65,817) is $5,000 held for reclamation costs (2005 - $5,000) and $65,893 (2005 - $60,817) held as collateral for the corporate credit cards.

12. Income Taxes

a) Reconciliation of accounting and taxable income

		For the Year Ended 28 February 2006		For the Year Ended 28 February 2005
Net Income (Loss) for the year	**$**	**(595,476)**	$	(1,418,007)
Add:				
Write-off of resource property costs		**359,844**		1,198,383
Amortization		**27,182**		17,823
Stock-based compensation		**24,214**		18,103
Write down of investments		**17,491**		-
Other		**51,093**		98,742
Deduct:				
Gain on disposal of assets		**(118,353)**		(31,731)
Share issuance costs		**(45,918)**		(40,584)
Gain on property option agreement		**(39,046)**		-
	$	**(318,969)**	$	(157,271)

b) The Company has non-capital losses which may be applied to reduce future years' taxable income. At 28 February 2006, these losses expire as follows:

2011	$	34,000
2015		157,000
2016		319,000
	$	510,000

12. Income Taxes *-Continued*

c) The Company has Canadian and Foreign Development and Exploration Expenditures of $5,793,851 (2005 - $5,834,488) available to offset future taxable income. The tax benefits of these expenditures carry forward indefinitely.

d) The components of the future income tax asset balances are as follows:

		28 February 2006		28 February 2005
Future income tax asset				
Non-capital loss carry-forwards	**$**	**510,000**	$	191,000
Exploration tax credits in excess of the accounting tax basis		**6,387,000**		6,246,000
Capital loss carry-forward		**451,000**		489,000
Other		**99,000**		118,000
		7,447,000		7,044,000
Effective income tax rate		**31.0%**		31.9%
Future income tax asset		**2,309,000**		2,247,000
Allowance for future income tax		**(2,309,000)**		(2,247,000)
Future income tax asset	**$**	**-**	$	-

Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Future income tax assets are recorded when it is more likely then not, that they will be recovered in future periods.

13. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current year's presentation.

14. Subsequent Events

a) In April 2006, the Company acquired the El Reventon project in Durango, Mexico by staking a 100% interest in certain claims and by concluding an option agreement for an additional concession. Under the terms of the option agreement, the Company may earn a 100% interest in the optioned concession by making payments totalling US$150,000 over a four year period.

b) In May 2006, the Company issued 35,000 common shares at $0.23 per share pursuant to a stock option exercise.

CORPORATE INFORMATION

DIRECTORS AND OFFICERS

Donald A. McLeod
Chairman of the Board & Director

Frederic G. Hewett, *P.Eng.*
President, Chief Executive Officer & Director

D. Bruce McLeod, *P.Eng.*
Vice President & Director

Reginald J. Stranks
Director

James R. Robinson, *B.Sc.*
Vice President – Exploration

David Douglas, *CA*
Corporate Secretary

SENIOR STAFF

David Visagie, *P.Geo.*
Group Exploration Manager

Zara Boldt, *B.A.,CGA*
Controller

EXECUTIVE OFFICE

Suite 860, 625 Howe Street
Vancouver, B.C., V6C 2T6, CANADA
Tel: (604) 687-7545
Fax: (604) 689-5041

WEB SITE:
www.internationalnorthair.com
E-MAIL ADDRESS:
info@northair.com

EXPLORATION OFFICE

3552 East Fremont Place
Littleton, CO, 80122, USA
Tel: (303) 694-7290
Fax: (303) 770-0356

REGISTERED OFFICE

Suite 1000, 595 Howe Street
Vancouver, B.C., V6C 2T5, CANADA

SOLICITORS

DuMoulin Black
Vancouver, B.C., CANADA

Moya Flores & Associates
Mexico City, MEXICO

AUDITORS

Staley, Okada & Partners
Vancouver, B.C., CANADA

BANKERS

Bank of Montreal
Vancouver, B.C., CANADA

TRANSFER AGENT

Pacific Corporate Trust Company
3rd Floor, 510 Burrard Street
Vancouver, B.C., V6C 3B9, CANADA
Tel: (604) 689-9853
Fax: (604) 689-8144
Email: pacific@pctc.com

STOCK EXCHANGE LISTING

TSX Venture Exchange
TSXV: INM